June 3, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Amy Geddes
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd.
Draft Registration Statement on Form F-1
Submitted March 31, 2025 CIK No. 0002060016

Ladies and Gentlemen:

On behalf of our client, Agencia Comercial Spirits Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 28, 2025 on the Company’s draft registration statement on Form F-1 submitted on March 31, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated April 28, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted March 31, 2025

Prospectus Summary

Overview, page 1

1.	We note your disclosure that you believe you hold an “important leadership position in local industry.” Please revise your disclosure to more clearly articulate what distinguishes your product offerings, customer service, and “innovative thinking” from your competitors, and specifically what makes you a leader among your competitors.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 2 of the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Market and Industry Data, page 6

2.	We note your disclosure that the prospectus contains statistical data and estimates published by Migo Corporation Limited for which you paid a fee. Please revise your disclosure here to clarify whether you commissioned the preparation of that report.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 65 of the Revised Draft Registration Statement to specify the market research report prepared by Migo Corporation Limited it cites.

The Company respectfully advises the Staff that it has commissioned Migo Corporation Limited to product the referenced report. Except the referenced report, the Company has not commissioned any of the industry publications or other reports generated by other third-parties referred to within the prospectus, and all data referenced in the prospectus, including the statistical data and estimates from Migo Corporation Limited, are publicly accessible data.

A consent from Migo Corporation Limited will be submitted as Exhibit 99.2 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

We invest significant time and resources in attracting and retaining key distributors, page 13

3.	We note your disclosure that you do not have, nor do you anticipate establishing, long-term contractual commitments with “some of [your] distributors.” Please revise your disclosure to clarify whether you have any long-term contractual commitments with any of your distributors. To the extent applicable, please file any such contracts as exhibits to the registration statement and revise to include a summary of the material terms of each agreement. Refer to the Instructions as to Exhibits of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 17 of the Revised Draft Registration Statement and has filed the Company’s standard form of sales agreement as Exhibit 10.8 to the Revised Draft Registration Statement.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing..., page 31

4.	We note that you intend to be listed on the Nasdaq Capital Market and that “insiders will hold a large portion of the company’s listed securities.” We also note that Tsai Yi Yang and Lee Li Mei together own 100% of your outstanding shares currently. Please tell us whether you will be deemed a “controlled company” as defined by Nasdaq, and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, please disclose in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include a risk factor that discusses the effects, risks, and uncertainties of being a controlled company. In addition, to the extent that a small group of insiders will be able to control all or some of the matters subject to shareholder approval, please include a risk factor discussing the associated risks.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not currently intend to rely on any exemptions available to a controlled company. The Company has added the requested disclosure on the cover page and pages 5, 6, 7, 12, 35, 49, 91, and 92 of the Revised Draft Registration Statement to describe the ownership percentages of the persons who will control the Company, as well as a discussion of the relevant risk factors.

Enforcement of Civil Liabilities, page 39

5.	Please state whether any of your directors and executive officers are nationals of China or Hong Kong, and, if so, provide relevant additional disclosure regarding the enforceability of judgments in China and/or Hong Kong.

In response to the Staff’s comment, the Company respectfully advises the Staff that, with the exception of Mr. Wong Man Ue, Nick, who is a director nominee and the chief financial officer of the Company and a national and resident of Hong Kong, none of the other directors or executive officers are nationals of China or Hong Kong.

The Company has added the requested disclosure on pages 34, 45, and 46 of the Revised Draft Registration Statement to include the nationality and residence of the Company’s directors and executive officers, and further provides the relevant additional disclosure regarding the enforceability of judgments in Hong Kong.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Concentration and Credit Risks

Concentration of Customers, page 55

6.	We note your disclosure stating that a significant portion of your sales and accounts receivable are attributable to a limited number of customers, with one such customer accounting for more than 41% of your sales for the fiscal year ended December 31, 2024. Please include a risk factor discussing the potential consequences of reliance on a limited number of customers. Please ensure that you file any related material contracts as exhibits to your filing. Refer to the Instructions as to Exhibits of Form 20- F.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 9 and 19 of the Revised Draft Registration Statement to describe the risk factors that the Company depends on a limited number of customers for a significant portion of its total revenue for the fiscal year ended December 31, 2024.

Related Party Transactions, page 88

7.	Revise to include disclosure covering the period from the beginning of the company’s preceding three fiscal years up to the date of the document. In this regard, you have only provided disclosure for the 2023 and 2024 fiscal years. In addition, revise to include all disclosure required by Item 7.B. of Form 20-F, including a more detailed description of the nature of each transaction

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 97 of the Revised Draft Registration Statement.

Table of Contents, page F-1

8.	The current header indicates this page contains the index to unaudited interim condensed consolidated financial statements, while the financial statements presented are the audited annual consolidated financial statements. Please revise the header for consistency

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-1 of the Revised Draft Registration Statement.

Revenue Recognition, page F-9

9.	It appears from your disclosure that you recognize revenue as the principal in the transaction pursuant to FASB ASC 606, due in part to managing inventory and assuming inventory risk. We note from your disclosure on page 72 that cask whiskey is stored in a bonded warehouse during inspection and then shipped directly to the designated foundry specified by the customer. Please tell us who owns and controls the cask whiskey when it reaches the bonded warehouse and who controls the shipment from the bonded warehouse to the customer foundry.

The Company respectfully advises the Staff that the Company retains full ownership and control over its whisky throughout the entire process, including storage in the bonded warehouse. Upon arrival at the port of entry, the whisky is transferred to the bonded warehouse, where it remains under the Company’s control and supervision.

During the storage period in the bonded warehouse, the Company assumes the risks associated with its whisky inventory, including any potential loss or damage. The Company is also responsible for coordinating and overseeing the necessary inspections and approvals required by local law and regulations for the release of the whiskey from the bonded warehouse.

Once the required inspections and approvals have been obtained, the Company arranges for the delivery of the whisky dispatching from the bonded warehouse to the customer’s designated location. The Company maintains control over the whisky throughout the delivery process, assuming all risks and responsibilities associated with transportation until the whisky is successfully delivered to the customer’s specified destination.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 79 and F-10 of the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Consolidated Financial Statements for the Financial Years Ended December 31, 2023 and 2024

Notes to the Financial Statements

2. Summary of Significant Accounting Policies Segment, page F-11

10.	We note from your disclosure that you have determined you have a single reportable segment. Please clarify if this single segment is managed on a consolidated basis and if net income is the segment profit or loss measure utilized by your CODM. In addition, please provide all the disclosures required by ASC 280-10-50-21 through 31.

The Company acknowledges the Staff’s comment and confirms that it has a single reportable segment, which is managed and evaluated on a combined basis by the Company’s Chief Operating Decision Maker (“CODM”). This single reportable segment encompasses all of the Company’s operations and business activities. The net income reported in the Company’s combined financial statements represents the segment profit or loss measure utilized by its CODM in assessing the performance of this single reportable segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making Company, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments. This approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-making and performance evaluation. The Company’s chief executive officer is designated as the Company’s CODM, who reviews and evaluates the combined results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-12 and F-13 of the Revised Draft Registration Statement.

Exhibits

11.	We note your disclosure that you have entered into long-term operating leases for office premises and warehouses in Taiwan. Please file these leases as exhibits to your registration statement, or tell us why you are not required to do so. Refer to paragraph 4(b)(iv) of Instructions as to Exhibits of Form 20-F.

The Company acknowledges the Staff’s comment and has filed the long-term operating leases for office premises and warehouses in Taiwan as Exhibits 10.4, 10.5, 10.6 and 10.7 to the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

General

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

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